March 1, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (918) 245-9343

James Nolan
President and Chief Executive Officer
Sheffield Steel Corporation
220 N. Jefferson Street
Sand Springs, Oklahoma 74063

      Re: 	Sheffield Steel Corporation
Amendment No. 3 to Form S-4, filed February 23, 2005
	File No. 333-121176


Dear Mr. Nolan:

      We have reviewed your filing and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.




Conditions to the Exchange Offer, page 66

1. We note your response to comment 7 in our letter of February
17,
2005. You indicate that a failure to exercise rights under any conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally.







      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gus Rodriguez, Staff Accountant, at (202)
824-
5524 or Rufus Decker, Accounting Branch Chief, if you have questions regarding comments on the financial statements and related matters.
Please contact Matt Franker, Staff Attorney, at (202) 824-5495 or me at (202) 942-2864 with any other questions.


Sincerely,


Jennifer Hardy
Branch Chief


cc:	Matthew J. Gardella, Esq. (via facsimile 617/316-8306)
      Stacie Aarestad, Esq.
      Palmer & Dodge LLP
      111 Huntington Avenue
      At Prudential Center
	Boston, Massachusetts 02199-7613
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James Nolan
Sheffield Steel Corporation
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE